Exhibit 12.1

SPIRE INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Years Ended September 30,					Three Months Ended December 31,
	2012	2013	2014	2015	2016	2016
Earnings
Income before income taxes	$88.9	$70.4	$116.9	$199.1	$213.7	$67.5
Add: Fixed Charges (from below)	26.5	30.6	48.3	78.0	80.8	23.1

Total Earnings	$115.4	$101.0	$165.2	$277.1	$294.5	$90.6

Fixed Charges
Interest on long-term debt	$23.0	$25.5	$39.3	$66.6	$67.6	$19.1
Other interest charges	2.0	3.1	6.9	8.0	9.6	3.0
One third of applicable rentals charged to operating expense (which approximates the interest portion)	1.5	2.0	2.1	3.4	3.4	0.9
Add back: Allowance for borrowed funds used during construction	—	—	—	—	0.2	0.1

Total Fixed Charges	$26.5	$30.6	$48.3	$78.0	$80.8	$23.1

Ratios of Earnings to Fixed Charges	4.35	3.30	3.41	3.55	3.64	3.92